still
company
life worth reliving

Still Company delivers LIFE relived through custom prints on non-traditional material brought to LIFE by Augmented Reality.

We are an Online Image Printing Company

There is disconnection between the image and video experience in a customer's physical space.

We are the first to develop a solution.

Our technology is proven.



The Market

Camera tech is getting better, driving 16% CAGR in photos taken every year.

E-commerce image printing is growing 10% each year.

Our focus is to capture and change the canvas market wich best fits AR Technology.

By 2017, 80% of photos will be taken with a phone. That's...

1.08 TRILLION

images captured.

The Products

*We are commited to being as sustainable as possible, and therefore use partially, if not completely recycled and sustainable materials


Prints
Wood
Acrylic
Metal
Magnetics
Styrene
Technology
Mobile App
Online Platform
Augmented Reality

Wood



Acrylic



Metal



Magnetics



Styrene



Capture Image & Video





Order Prints



Hang Prints



Relive & Share the Memory





The Technology

*Provisional Patent Pending

Each image is unique in the same way each person's finger print is unique.

We used this theory, and by scanning the image and plotting over 20,000 points which assigns a code to each image.

We then assign that same code to the video and park it in the cloud.

That same scanning technology is used by the customer when they use our app and hold it in front of the still image, it finds the code and then reaches in the cloud for the video match.

More opportunity exists in Augmented Reality than Virtual Reality



AR Theme Park
AR Games
AR Consumer
AR Adspend
Enterprise AR
AR Hardware
AR Film/TV
Augmented Reality $120B
AR Voice
AR Data
AR Commerce



VR Niche Markets
VR Theme Park
VR Games
Virtual Reality $30B
VR Film
VR Hardware



Augmented/Virtual Reality Revenue Forcast ($B)
160
0
2016
2017
2018
2019
2020
Augmented Reality
VirtualReality

The Business Model

250,000 Orders x **$70** Average Sale = **$14M** Revenue

*Numbers Based off Year 7 Projections

The Customer


Online Image
Age Demographics
Source: www.IBISWorld.com
12.0%
Other
29.6%
25-34
13.5%
45+
17.7%
35-44
27.2%
Under 24

Who we're targeting:

25-34 Year Old Market

Annual Spend for Decorative Home Items

Total US Household Spending:
$25,780,925,440

Average Household Spending for 25-34 Year Olds:
$251.46

Average Household Spending for 35-44 Year Olds:
$117.97

Customer Aquisition Channels

Partnerships	Digital	Word of Mouth	Events
Cross Promotion	Social Media		
Affiliates	Paid Advertising		
	Email		
	SEO		

